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                                     Form N-17f-2

                (As adopted in Release No. IC-17085, July 26, 1989,
                    effective September 25, 1989, 54 F.R. 30248)

                       U.S. Securities and Exchange Commission
                               Washington, D.C. 20549

                                    FORM N-17f-2

      Certificate of Accounting of Securities and Similar Investments In
                 The Custody of Management Investment Companies

                     Pursuant to Rule 17-2 (17 CFR 270.17f-2)

_____________________________________________________________________________

1.     Investment Company Act File Number:        Date examination completed:

       811-58433                                         6/06/97

_____________________________________________________________________________

2.     State Identification Number:

       WI     Not Applicable

_____________________________________________________________________________

3.     Exact name of investment company as specified in registration statement:

       Marshall Funds, Inc.

_____________________________________________________________________________

4. Address of principal executive office: (number, street, city, state, zip, code)

       Federated Investors Towers
       Pittsburgh, PA 15222-3799

_____________________________________________________________________________

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
the Marshall Funds, Inc. and
the Securities and Exchange Commission:

We have examined management's assertion about Marshall Funds, Inc.'s (a Wisconsin Corporation which includes the Marshall Money Market Fund-Investment Shares, the Marshall Money Market Fund-Trust Shares, the Marshall Government Income Fund, the Marshall Intermediate Bond Fund, the Marshall Short-Term Income Fund, the Marshall Stock Fund, the Marshall Value Equity Fund, the Marshall Mid-Cap Stock Fund, the Marshall Small-Cap Stock Fund, the Marshall Equity Income Fund, the Marshall Intermediate Tax-Free Fund, and the Marshall International Stock Fund) compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of May 9, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Our examination was made without prior notice to the management of Marshall Funds, Inc. Management is responsible for the Marshall Funds, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Marshall Funds, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 9, 1997, and for the period August 31, 1996 (the date of our last examination) through May 9, 1997, with respect to agreement of security purchases and sales:


              Count and inspection of all securities located in the vault of M&I Trust;

              Confirmation of outstanding balances of corporate notes held in the vault with the issuer;

              Confirmation of all securities held by institutions in book entry form (Chase Manhattan Bank and The Depository Trust Company);

              Confirmation of all securities of the Marshall International Stock Fund with State Street Bank and Trust Company which operates as subcustodian of the fund and with Templeton Investment Counsel, Inc., the investment subadvisor;

              Confirmation of tax-exempt mutual funds owned by Marshall Funds, Inc. with transfer agents;
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              Confirmation of collateral for futures contracts with banks;

              Confirmation of all repurchase agreements with brokers;

              Reconciliation of all such securities to the books and records of Marshall Funds, Inc. and M&I Trust;

              We were unable to perform this procedure for the Marshall International Stock Fund as the investments are not recorded on the M&I Trust safekeeping system.

              Agreement of five security purchases and five security sales or maturities since our last report from the books and records of Marshall Funds, Inc. to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Marshall Funds Inc.'s compliance with specified requirements.

In our opinion, management's assertion that Marshall Funds, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 9, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Marshall Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



                                            /s/ Arthur Andersen LLP
                                            ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 6, 1997
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                   Management Statement Regarding Compliance with
              Certain Provisions of the Investment Company Act of 1940


       We, as members of management of Marshall Funds, Inc. (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17F-2 as of May 9, 1997.

       Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17F-2 of the Investment Company Act of 1940 as of May 9, 1997 with respect to securities reflected in the investment account of the Company.

Marshall Funds, Inc.



By: /s/ Brooke J. Billick
    -------------------------------------------
    Assistant Secretary of Marshall Funds, Inc.